SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 28, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Result of the 42nd Annual General Meeting of Shareholders

1.	Approval of Financial Statements

(Unit: KRW millions, except for EPS)

The 42nd Fiscal Year (Year-ended on December 31, 2023)

Consolidated	Total Assets	42,709,982	Revenues	26,376,273
	Total Liabilities	24,148,845	Operating Income	1,649,774
	Share Capital	1,564,499	Net Income	988,718
	Total Equity	18,561,137	Basic EPS (KRW)	4,043

KT Separate	Total Assets	30,308,919	Revenues	18,371,437
	Total Liabilities	15,265,380	Operating Income	1,185,392
	Share Capital	1,564,499	Net Income	933,337
	Total Equity	15,043,539	Basic EPS (KRW)	3,741

Auditor Opinion	Consolidated	Unqualified
	KT Separate	Unqualified

2.	Resolution of Dividends

Type of Dividend	Cash Dividend
Cash Dividend per Share (KRW)	1,960
Total Amount of Cash Dividends (KRW)	482,970,307,120
Dividend Yield (%)	5.5

3.	Status of Directors after Annual General Shareholders’ Meeting

Total Number of Directors	10
Number of Outside Directors	8
Proportion of Outside Directors	80.0%

4.	Result of Resolutions

Agenda No 1. Approval of Financial Statements for the 42nd Fiscal Year

→	Approved as originally proposed

Agenda No.2 Amendment to the Articles of Incorporation

•	Agenda No.2-1 Introduction of Quarterly Dividends

→	Approved as originally proposed

•	Agenda No. 2-2 Change of Record Date for Dividend Payment

→	Approved as originally proposed

•	Agenda No. 2-3 Clarification of Terminology

→	Approved as originally proposed

Agenda No. 3 Approval of Ceiling Amount on Remuneration for Directors

→	Approved as originally proposed

5.	Date of Annual General Meeting of Shareholders: March 28, 2024

6.	Reference: The AGM Notice filed on March 7, 2024